Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Fax:*	1 202 772 92 07
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76) 747 81 39
E-mail:			
Date:	2 April 2009 [redacted]	*No of sheets:*	5

09045803

SUPPL

NI/08/2009

In accordance with § 82, section 1 point 3 of the Decree of the Minister of Finance dated 19 February 2009 – Journal of Laws No. 33, point 259, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Annual Report for 2008.

Herein, are presented only the balance sheet, income statement, statement of changes in equity and cash flow statement. United States Securities and Exchange Commission will receive the complete hard copy of the Annual Report for 2008 by express mail shortly.

Sincerely

WICEPREZES ZARZĄDU I WICEPREZES ZARZĄDU

Maciej Tybura *Herbert Wirth*

RECEIVED 2009 APR -7 P 2:39

(amounts in tables in thousand PLN, unless otherwise stated)

Exemption number 82 4639

Balance sheet

	Note	At 31 December 2008	At 31 December 2007
Assets			
Non-current assets			
Property, plant and equipment	4	5 515 028	4 832 630
Intangible assets	5	80 904	74 830
Shares in subsidiaries	6	1 795 013	1 803 390
Investments in associates	6	1 163 640	438 559
Deferred tax assets	18	-	160 781
Available-for-sale financial assets	7	21 034	32 935
Held-to-maturity investments	8	59 545	43 893
Derivative financial instruments	9	6 501	33 395
Trade and other receivables	10	61 900	11 012
		8 703 565	**7 431 425**
Current assets			
Inventories	11	1 446 802	1 603 487
Trade and other receivables	10	1 222 501	772 279
Derivative financial instruments	9	711 096	81 444
Cash and cash equivalents	12	1 793 580	2 534 995
		5 173 979	**4 992 205**
Non-current assets held for sale	4	**23 020**	**-**
TOTAL ASSETS		**13 900 564**	**12 423 630**
Equity and liabilities			
EQUITY			
Share capital	13	2 000 000	2 000 000
Other reserves	14	518 748	13 783
Retained earnings	15	8 072 544	6 952 166
TOTAL EQUITY		**10 591 292**	**8 965 949**
LIABILITIES			
Non-current liabilities			
Trade and other payables	16	24 962	6 305
Borrowings and finance lease liabilities	17	17 173	20 319
Derivative financial instruments	9	-	3 087
Deferred tax liabilities	18	31 516	-
Liabilities due to employee benefits	19	975 697	853 096
Provisions for other liabilities and charges	20	591 320	556 589
		1 640 668	**1 439 396**
Current liabilities			
Trade and other payables	16	1 476 088	1 510 841
Borrowings and finance lease liabilities	17	7 120	8 612
Current corporate tax liabilities		64 866	343 022
Derivative financial instruments	9	3 771	14 335
Liabilities due to employee benefits	19	73 289	66 199
Provisions for other liabilities and charges	20	43 470	75 276
		1 668 604	**2 018 285**
TOTAL LIABILITIES		**3 309 272**	**3 457 681**
TOTAL EQUITY AND LIABILITIES		**13 900 564**	**12 423 630**

(amounts in tables in thousand PLN, unless otherwise stated)

Income statement

CONTINUED ACTIVITIES	Note	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Sales	21	11 302 913	12 183 113
Cost of sales	22	(7 215 430)	(6 617 286)
Gross profit		**4 087 483**	**5 565 827**
Selling costs	22	(79 791)	(77 572)
Administrative expenses	22	(615 316)	(608 507)
Other operating income	24	1 224 792	1 516 362
Other operating costs	25	(1 020 804)	(1 714 076)
Operating profit		**3 596 364**	**4 682 034**
Finance costs - net	26	(42 735)	(26 504)
Profit before income tax		**3 553 629**	**4 655 530**
Income tax expense	29	(633 251)	(856 704)
Profit for the period		**2 920 378**	**3 798 826**
Earnings per share for the annual period (in PLN per share)	30		
- basic		14.60	18.99
- diluted		14.60	18.99

(amounts in tables in thousand PLN, unless otherwise stated)

Exemption number 82 4639

Statement of changes in equity

	Note	Share capital	Other reserves	Retained earnings	Total equity
At 1 January 2007		**7 413 573**	**(431 526)**	**1 133 767**	**8 115 814**
Impact of cash flow hedging valuation	28	-	567 423	-	567 423
Fair value losses on available-for-sale financial assets			(5 697)	-	(5 697)
Deferred tax	18	-	(116 417)	-	(116 417)
Total income/(expenses) recognised directly in equity		**-**	**445 309**	**-**	**445 309**
Profit for the period		-	-	3 798 826	3 798 826
Total recognised income/(expenses)		**-**	**445 309**	**3 798 826**	**4 244 135**
Dividend for 2006		-	-	(3 394 000)	(3 394 000)
Settlement of share capital revaluation due to hyperinflation		(5 413 573)	-	5 413 573	-
At 31 December 2007		**2 000 000**	**13 783**	**6 952 166**	**8 965 949**
At 1 January 2008		**2 000 000**	**13 783**	**6 952 166**	**8 965 949**
Impact of cash flow hedging valuation	28	-	617 862	-	617 862
Fair value gains on available-for-sale financial assets		-	8 099	-	8 099
Deferred tax	18	-	(120 996)	-	(120 996)
Total income/(expenses) recognised directly in equity		**-**	**504 965**	**-**	**504 965**
Profit for the period		-	-	2 920 378	2 920 378
Total recognised income/(expenses)		**-**	**504 965**	**2 920 378**	**3 425 343**
Dividend for 2007	31			(1 800 000)	(1 800 000)
At 31 December 2008		**2 000 000**	**518 748**	**8 072 544**	**10 591 292**

(amounts in tables in thousand PLN, unless otherwise stated)

Exemption number 82 4639

Cash flow statement

	Note	For the period from1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Cash flow from operating activities			
Profit for the period		2 920 378	3 798 826
Adjustments to profit for the period	32	668 899	1 570 949
Income tax paid		(840 106)	(901 729)
Net cash generated from operating activities		**2 749 171**	**4 468 046**
Cash flow from investing activities			
Purchase of shares in subsidiaries		(128 134)	(79 440)
Proceeds from sale of shares in subsidiaries		-	10 052
Purchase of shares in associates		(737 686)	-
Proceeds from sale of shares in associates		8 542	-
Purchase of property, plant and equipment and intangible assets		(1 080 603)	(845 595)
Proceeds from sale of property, plant and equipment and intangible assets	32	7 447	8 378
Purchase of held-to-maturity investments		-	(41 845)
Proceeds from sale of held-to-maturity investments		-	42 200
Purchase of available-for-sale financial assets		(202 123)	(200 003)
Proceeds from sale of available-for-sale financial assets		204 540	267 412
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(25 481)	(43 876)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund		9 829	32 152
Loans granted		(7 866)	(2 268)
Proceeds from repayments of loans		53	10 326
Interest received		326	496
Dividends received		236 939	270 363
Other investment expenses		(7 561)	(6 217)
Net cash used in investing activities		**(1 721 778)**	**(577 867)**
Cash flow from financing activities			
Repayments of loans		(6 000)	(6 000)
Payments of liabilities due to finance leases		(2 568)	(4 795)
Interest paid		(453)	(755)
Dividends paid		(1 800 000)	(3 394 000)
Net cash used in financing activities		**(1 809 021)**	**(3 405 550)**
Total net cash flow		**(781 628)**	**484 629**
Exchange gains/(losses) on cash and cash equivalents		40 213	(43 070)
Movements in cash and cash equivalents		**(741 415)**	**441 559**
Cash and cash equivalents at beginning of the period	12	**2 534 995**	**2 093 436**
Cash and cash equivalents at end of the period	12	**1 793 580**	**2 534 995**
including restricted cash and cash equivalents		2 587	2 597

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Fax:*	*1 202 772 92 07*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	*2 April 2009*	*No of sheets:*	5

NI/10/2009

In accordance with § 82, section 2 of the Decree of the Minister of Finance dated 19 February 2009 – Journal of Laws No. 33, point 259, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Consolidated Annual Report for 2008.

Herein, are presented only the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement. United States Securities and Exchange Commission will receive the complete hard copy of the Consolidated Annual Report for 2008 by express mail shortly.

Sincerely

WICEPREZES ZARZADU
Maciej Tybura

WICEPREZES ZARZADU
Herbert Wirth

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated balance sheet

	Note	At 31 December 2008	31 December 2007
Assets			
Non-current assets			
Property, plant and equipment	6	7 136 307	6 614 352
Intangible assets	7	151 581	119 231
Investment property	8	18 083	16 517
Investments in associates	9	1 498 116	690 096
Deferred tax assets	22	188 992	320 506
Available-for-sale financial assets	10	31 213	47 155
Held-to-maturity investments	11	59 592	43 934
Derivative financial instruments	12	6 501	33 395
Trade and other receivables	13	22 774	47 071
		9 113 159	**7 932 257**
Current assets			
Inventories	14	1 608 369	1 744 495
Trade and other receivables	13	1 469 959	925 367
Current corporate tax receivables		1 741	7 377
Derivative financial instruments	12	711 127	81 622
Cash and cash equivalents	15	2 065 763	2 812 096
		5 856 959	**5 570 957**
Non-current assets held for sale	**25**	**29 987**	**184**
TOTAL ASSETS		**15 000 105**	**13 503 398**
Equity and liabilities			
EQUITY			
Equity attributable to shareholders of the Parent Entity			
Share capital	16	2 000 000	2 000 000
Other reserves	17	517 456	13 118
Retained earnings		8 407 049	7 440 870
		10 924 505	**9 453 988**
Minority interest		**58 360**	**47 621**
TOTAL EQUITY		**10 982 865**	**9 501 609**
LIABILITIES			
Non-current liabilities			
Trade and other payables	19	44 289	24 762
Borrowings and finance lease liabilities	20	98 055	162 909
Derivative financial instruments	12	-	3 087
Deferred tax liabilities	22	68 182	29 804
Liabilities due to employee benefits	23	1 039 423	919 923
Provisions for other liabilities and charges	24	599 315	570 327
		1 849 264	**1 710 812**
Current liabilities			
Trade and other payables	19	1 756 752	1 646 406
Borrowings and finance lease liabilities	20	192 923	113 201
Current corporate tax liabilities		65 952	343 377
Derivative financial instruments	12	4 930	14 335
Liabilities due to employee benefits	23	83 531	77 402
Provisions for other liabilities and charges	24	63 888	96 256
		2 167 976	**2 290 977**
TOTAL LIABILITIES		**4 017 240**	**4 001 789**
TOTAL EQUITY AND LIABILITIES		**15 000 105**	**13 503 398**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated income statement

	Note	For the period from 1 January 2008 to 31 December 2008	from 1 January 2007 to 31 December 2007
Sales	27	12 654 885	13 494 128
Cost of sales	28	(8 489 581)	(7 578 224)
Gross profit		**4 165 304**	**5 915 904**
Selling costs	28	(225 540)	(210 044)
Administrative expenses	28	(778 127)	(737 874)
Other operating income	30	1 043 759	1 305 377
Other operating costs	31	(1 019 034)	(1 746 410)
Operating profit		**3 186 362**	**4 526 953**
Finance costs - net	32	(57 494)	(35 159)
Share of profits of associates accounted for using the equity method	35	267 579	265 093
Profit before income tax		**3 396 447**	**4 756 887**
Income tax expense	36	(630 581)	(821 371)
Profit for the period		**2 765 866**	**3 935 516**
attributable to:			
shareholders of the Parent Entity		2 766 179	3 934 559
minority interest		(313)	957
		2 765 866	**3 935 516**
Earnings per share attributable to the shareholders of the Parent Entity during the year (PLN per share)	37		
- basic		13.83	19.67
- diluted		13.83	19.67

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of changes in equity

	Note	Attributable to shareholders of the Parent Entity			Attributable to minority interest	Total equity
		Share capital	Other reserves	Retained earnings		
At 1 January 2007 as previously stated		**2 000 000**	**(431 161)**	**6 648 838**	**44 725**	**8 262 402**
Prior period error		-	-	**251 473**	**37**	**251 510**
At 1 January 2007		**2 000 000**	**(431 161)**	**6 900 311**	**44 762**	**8 513 912**
Impact of cash flow hedging valuation	34.1.9	-	567 423	-	-	567 423
Fair value losses on available-for-sale financial assets		-	(6 727)	-	-	(6 727)
Deferred tax	22	-	(116 417)	-	-	(116 417)
Total income/(expenses) recognised directly in equity		-	**444 279**	-	-	**444 279**
Profit for the period		-	-	3 934 559	957	3 935 516
Total recognised income/(expenses)		-	**444 279**	**3 934 559**	**957**	**4 379 795**
Dividend for 2006		-	-	(3 394 000)	-	(3 394 000)
Transactions with minority interest		-	-	-	1 902	1 902
At 31 December 2007		**2 000 000**	**13 118**	**7 440 870**	**47 621**	**9 501 609**
At 1 January 2008		**2 000 000**	**13 118**	**7 440 870**	**47 621**	**9 501 609**
Impact of cash flow hedging valuation	34.1.9	-	617 862	-	-	617 862
Fair value gains on available-for-sale financial assets		-	7 169	-	-	7 169
Deferred tax	22	-	(120 693)	-	-	(120 693)
Total income/(expenses) recognised directly in equity		-	**504 338**	-	-	**504 338**
Profit for the period		-	-	2 766 179	(313)	2 765 866
Total recognised income/(expenses)		-	**504 338**	**2 766 179**	**(313)**	**3 270 204**
Dividend for 2007	38			(1 800 000)	(74)	(1 800 074)
Transactions with minority interest		-	-	-	11 126	11 126
At 31 December 2008		**2 000 000**	**517 456**	**8 407 049**	**58 360**	**10 982 865**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated cash flow statement

	Note	For the period from 1 January 2008 to 31 December 2008	For the period from 1 January 2007 to 31 December 2007
Cash flow from operating activities			
Profit for the period		2 765 866	3 935 516
Adjustments to profit for the period	39	1 046 072	1 673 423
Income tax paid		(852 213)	(928 810)
Net cash generated from operating activities		**2 959 725**	**4 680 129**
Cash flow from investing activities			
Purchase of shares in subsidiaries, less acquired cash and cash equivalents		(28 969)	(744)
Purchase of shares in associates		(737 686)	-
Proceeds from sale of shares in associates		8 542	-
Purchase of property, plant and equipment and intangible assets		(1 331 545)	(1 182 361)
Proceeds from sale of property, plant and equipment and intangible assets	39	17 580	20 001
Proceeds from sale of investment property		-	35 924
Purchase of held-to-maturity investments		(77 796)	(278 024)
Proceeds from sale of held-to-maturity investments		77 796	297 875
Purchase of available-for-sale financial assets		(201 862)	(210 123)
Proceeds from sale of available-for-sale financial assets		208 440	267 412
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(25 481)	(43 876)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund		9 829	32 152
Expenses connected with loans granted		(100)	-
Proceeds from repayments of loans		-	305
Interest received		1 004	867
Dividends received		183 162	265 468
Expenses connected with advances granted for purchase of property, plant and equipment and intangible assets		(14 629)	(9 732)
Other investment expenses		(7 409)	(6 272)
Net cash used in investing activities		**(1 919 124)**	**(811 108)**
Cash flow from financing activities			
Proceeds connected with transactions with minority interest		-	546
Proceeds from loans and borrowings		77 702	89 733
Repayments of loans and borrowings		(85 190)	(17 166)
Payments of liabilities due to finance leases		(4 484)	(5 501)
Interest paid		(15 317)	(9 059)
Dividends paid to the shareholders of the Parent Entity		(1 800 000)	(3 394 000)
Dividends paid to the minority interest		(74)	-
Net cash used in financing activities		**(1 827 363)**	**(3 335 447)**
Total net cash flow		**(786 762)**	**533 574**
Exchange losses on cash and cash equivalents		40 429	(42 609)
Movements in cash and cash equivalents		**(746 333)**	**490 965**
Cash and cash equivalents at beginning of the period	15	**2 812 096**	**2 321 131**
Cash and cash equivalents at end of the period	15	**2 065 763**	**2 812 096**
including restricted cash and cash equivalents		2 648	3 508

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	6 April 2009	*No of sheets:*	*3*

Current report 11/2009

The Management Board of KGHM Polska Miedź S.A. hereby provides a list of reports which were published in calendar year 2008. All reports which were published in 2008 are available on the website of the Company: www.kghm.pl

Type of report	Nr of report	Publication date	Subject
current report	1/2008	2008-01-03	Statement on the intention to publish consolidated quarterly reports, containing quarterly financial information. Publication dates for periodic reports in 2008
current report	2/2008	2008-01-11	Extraordinary General Shareholders Meeting - date and agenda
current report	3/2008	2008-01-14	Proposed resolutions for the Extraordinary General Shareholders' Meeting
current report	4/2008	2008-01-16	List of information published in 2007
current report	5/2008	2008-01-17	Changes in the composition of the Management Board
current report	6/2008	2008-01-30	Significant contract with Tele-Fonika Kable S.A.
current report	7/2008	2008-02-11	Declaration of the Management Board of KGHM Polska Miedź S.A.
current report	8/2008	2008-02-13	Resignation of a member of the Supervisory Board
current report	9/2008	2008-02-14	"Code of Best Practice for WSE Listed Companies" – principle regarding candidates to the Supervisory Board
current report	10/2008	2008-02-14	Changes in the composition of the Supervisory Board of KGHM Polska Miedź S.A.
current report	11/2008	2008-02-14	Resolutions passed by the Extraordinary General Shareholders' Meeting
current report	12/2008	2008-02-15	Shareholders holding at least 5% of the number of shares at the EGM on 14 February 2008
current report	13/2008	2008-02-15	Conclusion of the bankruptcy process of Przedsiębiorstwo Eksploatacji Wód AQUAKONRAD S.A.
current report	14/2008	2008-02-19	Information on Members of the Supervisory Board appointed to the Supervisory Board of the Company by the Extraordinary General Shareholders Meeting on 14 February 2008
current report	14/2008	2008-02-29	Correction of information on the Members of the Supervisory Board appointed to the Supervisory Board of the Company by the Extraordinary General Shareholders Meeting on 14 February 2008
current report	15/2008	2008-03-04	Recommendation of the Management Board respecting the amount of the dividend

ΠΛΣ

Exemption number: 82 4639

current report	16/2008	2008-03-12	Commencement of the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A.
current report	17/2008	2008-03-18	Significant contract with KGHM Polish Copper Ltd.
current report	18/2008	2008-03-20	Significant contract with Glencore International AG
current report	19/2008	2008-03-27	Decision of the Supervisory Board on the recruitment process for the position of President of the Management Board of the Company
current report	20/2008	2008-03-27	Approval by the Supervisory Board of the Budget for 2008
current report	21/2008	2008-04-09	Registration of a change in the share capital of Telefonia DIALOG S.A.
current report	22/2008	2008-04-17	Appointment of the President of the Management Board
current report	23/2008	2008-04-18	Information on a person appointed by the Supervisory Board of the Company on 17 April 2008 to the position of President of the Management Board
current report	24/2008	2008-04-22	Change in the date of publication of the consolidated quarterly report for Q1 2008 which contains quarterly financial information
current report	25/2008	2008-04-23	Changes in the composition of the Management Board of KGHM Polska Miedź S.A.
current report	26/2008	2008-04-24	Information on Members of the Management Board appointed by the Supervisory Board of the Company on 23 April 2008
current report	26/2008	2008-04-25	Correction of current report no. 26/2008 dated 24 April 2008
current report	27/2008	2008-05-06	Acquisition by PHP „Mercus" sp. z o.o. of shares in the increased share capital of PU „Mercus Serwis" Sp. z o.o.
current report	28/2008	2008-05-06	Proposed dividend dates
current report	29/2008	2008-05-14	Ordinary General Shareholders' Meeting – date and agenda
current report	30/2008	2008-05-16	Decision of the Court of Appeals regarding abrogating resolution of the Ordinary General Shareholders' Meeting dated 14 June 2006
current report	31/2008	2008-15-16	Elections of Members of the Supervisory Board elected by the employees
current report	32/2008	2008-05-16	Change of recommendation of the Management Board respecting the amount of dividend
current report	33/2008	2008-05-21	Brief Assessment of the Company's Standing for 2007
current report	34/2008	2008-05-21	Proposed Resolutions for the Ordinary General Shareholders' Meeting
current report	35/2008	2008-06-11	Registration of a change in the share capital of „Energetyka" sp. z o.o.
current report	36/2008	2008-06-26	Dividend for 2007
current report	37/2008	2008-06-26	Appointment of members to the Supervisory Board of KGHM Polska Miedź S.A. for a new term
current report	38/2008	2008-06-26	Resolution passed by the Ordinary Shareholders' Meeting
current report	39/2008	2008-07-01	Shareholders holding at least 5% of the votes at the Ordinary General Shareholders' Meeting on 26 June 2008
current report	40/2008	2008-07-03	Information on Members of the Supervisory Board appointed on 26 June 2008 by the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
current report	41/2008	2008-08-08	Contract with Wieland Werke AG
current report	42/2008	2008-08-12	Change in the dates of publication of the half-year report and the consolidated half-year report for the first half of 2008
current report	43/2008	2008-08-28	Sale by KGHM Polska Miedź S.A. of shares of MINOVA-KSANTE Spółka z o.o.
current report	44/2008	2008-09-05	Registration of a change in the share capital of PeBeKa S.A.
current report	45/2008	2008-09-22	Contingent agreement for the acquisition of shares of Petrotel Sp. z o.o. by Telefonia DIALOG S.A.
current report	46/2008	2008-09-24	Filing a bankruptcy petition for the company Vivid.pl S.A.
current report	47/2008	2008-09-30	Acquisition of shares by POL-MIEDŹ TRANS sp. z o.o. in a newly-created company

115

Exemption number: 82 4639

current report	48/2008	2008-10-06	Declaration of bankruptcy of Vivid.pl S.A.
current report	49/2008	2008-10-23	Information on Management Board decisions regarding programs to increase productivity and achieve savings
current report	50/2008	2008-11-06	Transfer of ownership of shares of Petrotel Sp. z o.o. to Telefonia DIALOG S.A.
current report	51/2008	2008-11-21	Lifting of the injunction on the shares of Polkomtel S.A.
current report	52/2008	2008-11-25	Registration of a change in the share capital of KGHM LETIA S.A.
current report	53/2008	2008-12-18	Purchase of shares of Polkomtel S.A. from TDC Mobile International A/S (TDC A/S)
			periodic reports
periodic report		2008-02-14	quarterly report for Q4 2007
periodic report		2008-02-29	consolidated quarterly report for Q4 2007
periodic report		2008-05-09	consolidated quarterly report which contains quarterly financial information for Q1 2008
periodic report		2008-08-14	consolidated quarterly report which contains quarterly financial information for Q2 2008
periodic report		2008-11-14	consolidated quarterly report which contains quarterly financial information for Q3 2008
periodic report		2008-09-23	half-year report for H1 2008
periodic report		2008-10-14	consolidated half-year report for H1 2008
periodic report		2008-03-11	annual report for 2007
periodic report		2008-04-22	consolidated annual report for 2007

Legal basis: art. 65 section 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws No. 184, item 1539 with subsequent amendments)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

WICEPREZES ZARZĄDU
Maciej Tybura

MJ